Exhibit 23
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the following Registration Statements: Form S-8 No. 333-160944 pertaining to the Textron Savings Plan and the Textron Canada Savings Plan, Form S-8 No. 333-124723 pertaining to the 1999 Long-Term Incentive Plan, Form S-8 No. 333-144977 pertaining to the 2007 Long-Term Incentive Plan, and Form S-3 No. 333-152562 pertaining to the automatic shelf registration of common stock, preferred stock, senior debt securities and subordinated debt securities of Textron Inc. of our reports dated February 25, 2010, with respect to the Consolidated Financial Statements and schedule of Textron Inc. and the effectiveness of internal control over financial reporting of Textron Inc., included in the Annual Report (Form 10-K) for the year ended January 2, 2010.
/s/ Ernst & Young LLP
Boston, Massachusetts
February 25, 2010